Filed by Capitol Acquisition Holding Company Ltd. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Capitol Acquisition Corp. III (File No. 001-37588)
Commission File No. for the Related Registration Statement: 333-217256

Cision and Capitol Acquisition Corp. III Announce Transfer of Listing to NYSE

CHICAGO AND WASHINGTON, June 19, 2017 – Capitol Acquisition Corp. III (NASDAQ: CLAC, “Capitol”) and Cision announced today that Capitol intends to transfer the listing of its common stock and warrants to the New York Stock Exchange (the “NYSE”) from the NASDAQ Capital Markets (“NASDAQ”) following the completion of its announced business combination, which is expected to close on or about June 29, 2017. Subject to the completion of the business combination, Capitol intends to transfer the listing to the NYSE the following day, June 30, 2017. Upon completion of the business combination, Capitol and Cision will become wholly-owned subsidiaries of Capitol Acquisition Holding Company Ltd., which will change its name to Cision Ltd. The ordinary shares and warrants of Cision Ltd. will trade on the NYSE following the closing under the symbols “CISN” and “CISN WS”, respectively.

The transfer of listing follows the March 20, 2017 announcement of Capitol’s merger with Cision, a leading global provider of earned media solutions. Cision delivers a sophisticated, easy-to-use platform for communicators to reach relevant media influencers and craft compelling campaigns that impact customer behavior. With rich monitoring and analytics, the Cision Communications Cloud™ arms brands with the insights they need to link their earned media to strategic business objectives.

“We are excited for Cision to make its public market debut alongside the NYSE’s lineup of world-class technology companies,” said Kevin Akeroyd, Chief Executive Officer of Cision. “We look forward to a strong, lasting partnership with the NYSE.”

“We are delighted to welcome Capitol and Cision with their transfer to the world’s greatest network of public companies,” said John Tuttle, Global Head of Listings at the NYSE. “As a leading global provider of earned media solutions, Cision is a great addition to our community and we welcome the opportunity to support Cision’s continued growth.”

About Capitol Acquisition Corp. III

Capitol Acquisition Corp. III is a publicly traded investment vehicle formed for the purpose of effecting a merger, acquisition or similar business combination. Capitol is led by Chairman and Chief Executive Officer Mark D. Ein, and President and Chief Financial Officer L. Dyson Dryden. Capitol’s securities are quoted on the Nasdaq stock exchange under the ticker symbols CLAC, CLACW and CLACU. The company, which raised $325 million of cash proceeds in an initial public offering in October 2015, is Capitol’s third publicly traded investment vehicle. The first, Capitol Acquisition Corp., created Two Harbors Investment Corp. (NYSE: “TWO”), a leading mortgage real estate investment trust (REIT) and the second, Capitol Acquisition Corp. II, merged with Lindblad Expeditions, Inc. (NASDAQ: “LIND”), a global leader in expedition travel.

About Cision

Cision is a leading media communication technology and analytics company that enables marketers and communicators to effectively manage their earned media programs in coordination with paid and owned channels to drive business impact. As the creator of the Cision Communications Cloud™, the first-of-its-kind earned media cloud-based platform, Cision has combined cutting-edge data, analytics, technology and services into a unified communication ecosystem that brands can use to build consistent, meaningful and enduring relationships with influencers and buyers in order to amplify their marketplace influence. Cision solutions also include market-leading media technologies such as PR Newswire, Gorkana, PRWeb, Help a Reporter Out (HARO) and iContact. Cision serves over 75,000 customers in 170 countries and 40 languages worldwide, and maintains offices in North America, Europe, the Middle East, Asia, and Latin America. For more information, visit www.cision.com or follow @Cision on Twitter.

Safe Harbor

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.

Additional information concerning these and other risk factors is contained in Capitol’s most recent filings with the Securities and Exchange Commission (“SEC”). All subsequent written and oral forward-looking statements concerning Capitol and Cision, the merger, the related transactions or other matters and attributable to Capitol and Cision or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Capitol and Cision caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Capitol and Cision do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

Holdings has filed with the SEC a registration statement on Form S-4 (File No. 333-217256) (the “Registration Statement”) which includes a definitive proxy statement of Capitol, and a final prospectus with respect to Holdings’ securities to be issued in connection with the proposed business combination. Capitol has mailed its stockholders the definitive proxy statement/prospectus with respect to Holdings’ securities to be issued in connection with the business combination. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT CAPITOL, HOLDINGS, CISION, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, and the definitive proxy statement/prospectus and other relevant materials and any other documents filed by Capitol or Holdings with the SEC free of charge at the SEC’s web site at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Registration Statement by directing a request to: Capitol Acquisition Corp. III, 509 7th Street NW, Washington, DC 20004 or by emailing info@capitolacquisition.com; and/or on Cision’s website at www.cision.com or by directing a written request to Cision, 130 East Randolph St., 7th Floor, Chicago, IL 60601 or by emailing askcision@cision.com.

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Participation and Interests in Solicitation

Capitol, Cision and Holdings and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed business combination. Information about Capitol’s directors and executive officers is set forth in Capitol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 10, 2017. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the Registration Statement filed by Holdings. These documents are available free of charge as indicated above.

Disclaimer

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Capitol, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contact:

Capitol Acquisition Corp. III

509 7th Street, N.W.

Washington, D.C. 20004

Tel: (202) 654-7060

Email: info@capitolacquisition.com

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